Exhibit 99.361

NEXTECH AR LAUNCHES “3D ROOMS” SAAS PRODUCT FOR ECOMMERCE

EARLY PRODUCT RELEASE GAINING TRACTION AMONG

GLOBAL RETAILERS

VANCOUVER, B.C., Canada – October 7, 2021 -  Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified provider of augmented reality (“AR”) experience technologies and services has formally launched “3D Rooms” - an enhancement to its Augmented Reality suite and WebAR for ecommerce. The company is focused gaining market share to what it believes is disruptive technology for creating 3D models at scale by using machine learning and AI. With the launch of this new SaaS offering, the company is enhancing its revenue generating capabilities from each new customer and enhancing its position in the AR for ecommerce market.

3D Rooms enables customers to virtually preview home furnishing and decor in a desired location, using just a simple 2D photo of a room. The solution uses Nextech’s AI to analyze a room layout automatically and then parses out room surfaces, reconstructs the scene, and allows 3D objects to be seamlessly placed inside a 2D photo, as if they were part of the room. 3D Rooms is currently offered as a standalone product, or as an add-on to our WebAR offering and integrated seamlessly within our Nextech AR platform.

Watch a demonstration of a 2D image of a room being furnished with 3D objects - click here

2D image of room, before and after 3D furniture additions.

Nextech AR CTO, Nima Sarshar explained the product’s functionality and benefits to customers, “3D Rooms opens up a whole new avenue for bridging the on-line and off-line purchasing gap. With Threedy Rooms, you can effectively take your “home” with you to a physical store. Anyone who has flipped through 100s of swatches in a furniture store, trying to imagine first how the swatches will look on the sofa they are sitting on, and then how it looks inside their living room will appreciate that. With 3D Rooms, you can visualize a product in store inside an actual photo of your room, and be able to explore options such as color and patterns.”

Watch a promotional video explaining the technology - click here

Through it’s early product release, Nextech is already gaining traction with Threedy Rooms, and Nextech’s existing clients can start offering this unique product with just one click. Recently, Lighting Plus - the largest speciality lighting store in New Zealand signed a 12 month contract to use 3D Rooms after a successful Proof Of Concept (POC) trial. Nextech AR will now convert more than 300 of Lighting Plus’ best selling SKUs to augmented reality models, enabling the retailer’s customers with the ability to visualize multiple lighting products, floor, wall and ceiling lighting items alike, by simply uploading their room photo while shopping on the site.

Nextech AR CTO, Nima Sarshar continues “With augmented reality, customers try products inside their homes virtually. For that to happen, the customers need to be in the very location where the product is going to be placed (i.e, in their living room, kitchen, etc). However, there is also the consideration and research phases of the customer journey. In particular, the customer will lose the ability to place and visualize the products when they are outside the room. As we, and other pioneering companies like Amazon have realized, customers would like to be able to continue shopping “off-home”, be able to get feedback from friends and family, and also be able to try multiple products at the same time. With the release of 3D Rooms, we are solving all of these problems.”

Evan Gappelberg, CEO of Nextech AR commented, “This product launch is another building block for Nextech and ads another source of monthly recurring revenue to our business”. He continues, “Since our acquisition of Threedy.ai on June 25th 2021, we have been hard at work to bring an amazing suite of AR solutions to market and so it’s very gratifying to be able to announce this new product launch, and that we already have Lighting Plus and others as paying customers. The excitement from our new customers is palatable, and the excitement from our sales team is growing with each new product release and customer win. We believe that we are just getting started with what we see as a multi-decade mega trend toward everything turning into 3D/AR”.

As previously mentioned, Nextech AR is in the early stages of an important period of growth and transition of its AR business, with a clear vision to build a unified platform containing a suite of augmented reality solutions for its customers. With 3D Rooms, Nextech AR is executing on this vision, and will continue to develop and add AR offerings - all of which are being designed to interact seamlessly and be available to new and existing customers. Furthermore, 3D Rooms is offered as a self-serve subscription based SaaS platform, also executing on the company’s strategic initiative to develop and release first to market SaaS platforms for Augmented Reality.

About Nextech AR

Nextech is focused on developing and operating augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences. Nextech also maintains a legacy ecommerce business that generates revenues through product sales. Nextech is focussed on continuing to develop and market its AR solutions as a growth business, however most of the Company’s revenues are currently derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances are sold on Amazon.

For further information, please contact:
public.relations@nextechar.com

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Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.